# UNITED STATES

# SECURITIES AND EXCHANGE COMMISSION

# Washington, D.C. 20549

# FORM C-AR

# UNDER THE SECURITIES ACT OF 1933

Form C-AR: Annual Report

Name of issuer: Nova Roma, Inc.

Legal status of issuer
      Form: Corporation
      Jurisdiction of Incorporation/Organization: Delaware
      Date of organization: July 13, 2023

Physical address of issuer: 6016 Post Rd., Nashville, TN 37205

Website of issuer: www.livenotbylies.live

Is there a co-issuer? Yes

Name of co-issuer: Nova Roma Funding, LLC

Legal status of co-issuer
      Form: Limited Liability Company
      Jurisdiction of Incorporation/Organization: Delaware
      Date of Organization: August 18, 2023

Physical address of co-issuer: 6016 Post Rd., Nashville, TN 37205

Website of co-issuer: www.invest.livenotbylies.live

|  | Most recent fiscal year-end* December 31, 2023 | Prior fiscal year-end* |
|---|---|---|
| Total Assets | $843,164 | $0 |
| Cash & Cash Equivalents | $714,462 | $0 |
| Accounts Receivable | $0 | $0 |

| | | |
|---|---|---|
| Short-term Debt | $9,698 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $0 | $0 |
| Cost of Goods Sold | $10,168 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | ($6,863) | $0 |

*Reflects the financial results for the Company, Nova Roma, Inc., for the periods noted. The financials for the Crowdfunding SPV, Nova Roma Funding, LLC, are attached hereto and made part hereof.

**October 9, 2024**

**Form C-AR**

**Nova Roma, Inc.**

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Nova Roma, Inc. a Delaware corporation (the "Company") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.livenotbylies.live no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is October 9, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form CAR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

**About this Form C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial

condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

## Summary

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Nova Roma, Inc. (the "Company") is a Delaware corporation, formed on July 13, 2023.

The Company is located at 6016 Post Rd., Nashville, TN 37205.

The Company's website is www.livenotbylies.live.

The information available on or through our website is not part of this Form C-AR.

Nova Roma Funding, LLC (the "Co-Issuer"), is a Delaware limited liability company, formed on August 18, 2023.

The Co-Issuer is located at 6016 Post Rd., Nashville, TN 37205.

## The Business - Company

The Company was formed to produce Live Not By Lies (the "Series"), which is intended to be a multi-season docuseries distributed through online video streaming services, television and home video.

The survivors of Soviet Communism have a warning for us: The seeds of totalitarianism can sprout in our society today and all it takes to let them flourish is to deny truth. Live Not By Lies, based on the bestselling book of the same name, is a docuseries that aims to give voice to the living survivors of the USSR and their fears about the current moment we occupy. It will be a cinematic, moving, and educational series that encourages hope and inspiration amidst our contemporary struggles. This multi-season episodic documentary will follow Live Not By Lies author Rod Dreher to Europe and beyond, where he'll walk us through the streets of 20th century Soviet terror and interview the men and women who survived the deadliest century the world has ever known. We will learn from their stories, in order to better equip ourselves, as people of faith, to resist the lies that constantly confront us.

We believe this docuseries is critically important for our times. As we listen to the stories of those who have experienced totalitarianism firsthand, we will learn from their stories, in order to better equip ourselves, and our communities, to resist the lies that constantly confront us.

The Company is currently anticipating releasing Season 1 of the Series in or around Q2 of 2025.

The Series will be distributed through Angel Studios and made available on their streaming platform app. The app will encourage viewers to engage in Angel's "Pay It Forward" model, where people pay for the next viewer's stream. Angel will also navigate sales and licensing deals with other platforms and distributors who would be interested in distributing the Series as well.

**The Business - Co-Issuer**

The Co-Issuer was formed by or on behalf of the Company in Delaware and is operated as a "crowdfunding vehicle." The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's securities in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

**Risk Factors**

***The Company's assumptions concerning future operations may not be realized.***
The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control. While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods or distribution later negotiated, audience interest, general economic outlook, etc.

***The Company is new and faces all of the risks of a start-up company.***
The Company will encounter challenges and difficulties frequently experienced by early-stage companies, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a television series, and the competitive environment in which the Company intends to operate. The Company may not successfully address any of these risks. If the Company does not successfully address these risks, the Company's business will be seriously harmed.

***The Company's success depends on the successful production and distribution of a single episodic television series and the Company is unable to diversify its investment to reduce its risk of failure.***
The Company will only produce the Series and create additional content and merchandise based upon the Series. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of the Series. Because the Company will have only one asset, the Series, the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of the Series is subject to numerous uncertainties, including financing requirements,

personnel availability and the release schedule of competing television series and films. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to

fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from the Series. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Additionally, the Company's lack of diversification may make it vulnerable to oversupplies in the market. Most of the major U.S. production studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide means of distributing their products. The number of productions released by the Company's competitors, particularly the major U.S. production studios, in any given period may create an oversupply of product in the market and may make it difficult for the Company to succeed.

***Because the television industry business is highly speculative, the Company may never achieve profitability.***
The television industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any television series since the revenues derived from the production and distribution of such products primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a television series also depends on the quality and acceptance of competing products and shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other films or shows or content is released at the same time as our content and thus we cannot know, but it is always possible, that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that the Series

will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view the Series. Accordingly, there is a substantial risk that the Series will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production of the Series or realize revenues or profits from the sale of the Series.

***The Series may not succeed if it receives unfavorable reviews.***
The financial success of a television series, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the Series. To the extent that the Series receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

***Technological advances may reduce demand for films and televisions.***

The entertainment industry in general, and the motion picture and television industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of an episodic television series.

***The Company's actual operating results may differ from its initial estimates.***
The Company's operating results depend on production costs, public tastes and promotion success. The Company expects to generate its future revenues from the distribution and exploitation of the Series and the rights therein. The Company's future revenues will depend on getting the Series produced and into distribution, upon the timing and the level of market acceptance of the Series, as well as upon the ultimate cost to produce, distribute and promote it. The revenues derived from the distribution of the Series depend primarily on its acceptance by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production costs incurred. The commercial success of the Series will also depend upon terms and conditions of its distribution, promotion and marketing and certain other factors. Accordingly, the Company's revenues are, and will continue to be, extremely difficult to forecast.

***There is no guarantee revenues will remain consistent over time.***
It is likely that revenues generated from the Series will not remain consistent over time. Even if the Company is successful in creating, marketing, and distributing the Series, revenues generated upon initial release of any seasons will likely decrease over time as subsequent seasons of the Series are released. Further, once production, marketing, and distribution of the Series is complete, revenues from the Series are likely to decrease over time.

***The Series will be subject to the risks associated with the production and distribution of a television series.***
Production and distribution costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

***Force Majeure Events can materially impact our business.***
There are certain events, including but not limited to, (i) acts of God, floods, droughts, earthquakes, or other natural disasters, (ii) epidemics or pandemics, (iii) terrorist attacks, civil war, civil commotion or riots, war, threat of or preparation for war, armed conflict, imposition of sanctions, embargoes, (iv) interruption or failure of utility services, and so on ("Force Majeure Events"), that can have an impact on our business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts. For example, it could complicate our ability to produce and distribute our Series. Implementing health and safety measures during production of the Series could add significant costs to our estimated production budgets and delay the release of the same. There may be other effects stemming from the Force Majeure Events that are deleterious to our Company, which we have not yet considered.

***General economic conditions can materially impact our business.***

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates, and overseas, such as currency fluctuations. Such changing conditions could reduce demand in the marketplace for the Series.

Additionally, adverse changes in global and domestic economic conditions or a worsening of the United States economy could materially and adversely affect us. The commercial success of a television series depends significantly on consumer confidence and discretionary spending, which are still under pressure from the United States and global economic conditions. A worsening of the economic downturn and decrease in consumer spending, especially discretionary spending for nonessential products and services, may adversely impact the Series or our ability to implement our business strategy.

***The Company intends to distribute the Series on Angel Studios, Inc.***
The Company has a license agreement to distribute the Series through Angel Studios' streaming platform. Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

***The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.***
If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Company may elect to offer shares in the Company to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. The Series' production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of the Series and cause delays, all of which may increase the cost of production of the Series and decrease the likelihood of being able to complete the Series, which would have an adverse effect on the Company's business and prospects.

***Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience, than we do.***
We are a very small and unproven entity as compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers and agencies. Most of the major U.S. studios are part of large diversified corporate group with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and shooting outlines. This may have a material adverse

effect on our business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies have significantly greater financial and marketing resources than we do. Many have sophisticated websites and the ability to advertise in a wide variety of media. We will principally depend on the business contacts of our executive officers. There are no assurances that our approach will be successful.

***We will be required to raise additional capital to fully fund our business plan and expand our operations.***

Currently, we have no revenue-generating activities. Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our then existing shareholders. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay profit distributions, repurchase our equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt

financing or additional equity that we raise may contain terms that are not favorable to us or our shareholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our manuscripts, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail the acquisition, recycling or marketing of manuscripts, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

***Budget overruns may adversely affect the Company's business.***

Actual production costs may exceed their budget, sometimes significantly. Risks, such as labor disputes, death or disability of star performers, rapid high technology changes relating to special effects, or other aspects of production, such as shortages of necessary equipment, damage to film negatives, master tapes and recordings, data breaches, or adverse weather conditions, may cause cost overruns and delay or frustrate completion of the Series. If any of the Series incurs substantial budget overruns, the Company may have to seek additional financing from outside sources to complete production. No assurance can be given as to the availability of such financing on terms acceptable to the Company. In addition, if a production incurs substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant adverse impact on the Company's business, results of operations or

financial results.

***Production of a television series is a time consuming process.***

The production and distribution of a television series is a time consuming process. Pre-production on a picture will generally extend for a minimum of two or three months or more. Principal photography may extend for several months or more. Post-production may extend from three or four months or more. Distribution and exhibition of television series may continue for months or years before any revenue is realized or generated, if at all.

***The premature abandonment of projects may result in losses to investors and impair our overall results of operations.***

The production and distribution of our Series may be abandoned at any stage if further expenditures do not appear commercially feasible, with the resulting loss of some or all of the funds previously expended on the development, production or distribution of our Series, including funds expended in connection with the development of any screenplays and pre-production of the Series. In the event that we determine that it is in the best interest of our shareholders to abandon a project, it is unlikely that we will be able to recoup any of our costs.

***The Company's success depends on protecting its intellectual property.***
The Company's success will depend, in part, on its ability to protect its proprietary rights in the Series. The Company will rely primarily on a combination of copyright laws and other methods to protect its respective proprietary rights in the Series. However, there can be no assurance that such measures will protect the Company's proprietary information, or that its competitors will not develop screenplays for feature films or shows otherwise similar to the Company's, or that the Company will be able to prevent competitors from developing a similar television series for production. The Company believes that its proprietary rights will not infringe on the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against the Company in the future with respect to the Series. Such assertion may require the Company to incur substantial legal fees and costs in order to protect its rights, or possibly enter into arrangements on terms unfavorable to it in order to settle such claims. To the extent that the Company fails to adequately protect its respective intellectual property rights in the Series, or if the financial burden of enforcing its rights becomes too cost-prohibitive, the Company may be unable to continue to implement its business strategy, which would have a material adverse effect on the Company's business, prospects, financial condition, and results of operations.

Furthermore, the Company entered into a Campaign Booster Loan and Security Agreement with Angel Studios, Inc. to be used towards funding the initial advertisements. The Campaign Booster Loan and Security Agreement with Angel Studios, Inc. includes the inclusion of our valuable intellectual property, including the Series, as collateral. While this arrangement provides us with the necessary funds to support our business operations and growth initiatives, it also exposes us to certain risks. In the event of a default on the loan, Angel Studios, Inc. may have the right to foreclose on and secure ownership of our intellectual property, which could have severe implications for our business. Losing control over our intellectual property could undermine our competitive advantage and impair our ability to develop, market, and protect our products and services. Additionally, if Angel Studios, Inc. forecloses on our intellectual property, we may face difficulties in making distributions to investors, raising funds or securing additional loans in the future, which may lead to a decline in revenue, loss of customers, and damage to our reputation. While we have implemented measures to mitigate the risks associated with the Campaign Booster Loan and Security Agreement, including maintaining adequate financial reserves and diligently fulfilling our repayment obligations, the possibility of default and the potential foreclosure of our intellectual property remains a significant risk that investors should consider.

***The public and/or existing Live Not by Lies fan base may not like our adaptation of the book.***
There is no assurance that the public and/or existing fan base for Rod Dreher's book Live Not By Lies will like or accept the Series' adaptation of the book. It is impossible to judge in advance what the reaction of the public and/or existing fan base will be to the Series. To the extent that the Series receives unfavorable reviews from these individuals, its chances of success may be substantially diminished.

***The Series may be deemed controversial or offensive by others who hold differing beliefs.***
The Company's decision to produce a docuseries with a political theme introduces a unique risk associated with potential audience reactions. The nature of the content, which delves into certain political matters, has the capacity to evoke strong emotions and opinions among viewers. While this approach can be appealing to some segments of the audience who share similar viewpoints, it could also be deemed unduly offensive or controversial by others who hold differing beliefs.

The polarization surrounding political issues may result in a divided audience response, which could impact the overall reception of the Series. Positive engagement from one group may be met with backlash from another, leading to debates and discussions that extend beyond the show itself. Such controversies have the potential to attract attention, but they may also carry reputational and public relations risks, affecting our brand image and relationship with certain customer segments.

While the Series' political nature could attract a dedicated following, investors should be aware of the possibility of polarized audience reactions and the associated challenges in managing public perception and potential controversies.

**Company's Products and/or Services**

| Product/Service | Description | Current Market |
|---|---|---|
| Live Not By Lies Series | A multi-season docuseries about survivors of the USSR and their views about the current moment we occupy | Online video streaming services, television and home video |

**Directors and Officers of the Company**

| Name | Position and Offices held at the Company | Principal Occupation and Responsibilities for the Last 3 Years | Term of Office |
|---|---|---|---|
| David Jacobson | Director, Chief Executive Officer and | Director, Chief Executive Officer and Secretary of the Company | July 13, 2023 - Present |

| | Secretary | Managing Partner and Producer at Source Media, LLC, and RC Manager, LLC <br> • Responsible for leading all aspects of business development, corporate affairs, budget, production management, investor relations, and strategic growth across slate of media properties and ventures. | Source Media 2019 - Present; <br><br> Root Cause 2022 - Present |
|---|---|---|---|
| RJ Moeller | Director | Director <br><br> Partner, Creative Producer at RJM Productions, LLC and Source Media, LLC and Jovie Productions, LLC and Moral Compass, LLC <br> • Responsible for developing, packaging, and producing feature scripted films, documentary films, and series <br> • Leads efforts to acquire intellectual property, adaptation rights, talent relationships, and creative assets and help fundraise and oversee project management | July 13, 2023 - Present <br><br> Source Media 2019 - Present <br><br> RJM Productions 2016 - 2021 <br><br> Jovie Productions 2016 - 2021 |
| Isaiah Smallman | Director | Director <br><br> Partner, Creative Director, Producer at Akili Ventures, LLC and Fancy Rhino Pictures, LLC and Fancy Rhino, LLC and Rollers, LLC <br> • Responsible for directing feature scripted films, documentary films, and branded content for major brands, agencies, and clients <br> • Oversaw all aspects of creative development and production for multiple filmed properties securing film festival placement and | July 13, 2023 - Present <br><br> Akili Ventures 2022 - Present <br><br> Fancy Rhino Pictures 2015 - Present <br><br> Fancy Rhino 2010 - Present <br><br> Rollers, LLC 2018 - Present |

| | | major distribution deals with studios such as A24. | |
| --- | --- | --- | --- |

David Jacobson: David Jacobson has over 15 years of experience leading a variety of media ventures and production partnerships across the major studio and independent film & tv production spaces. He operates production company Root Cause which produces premium nonfiction programming for streaming services, cable networks, theatrical distribution, and live events as well as performing development, physical production services, project finance & packaging, and distribution advisory services for 6-10 projects per year.

RJ Moeller: With a background in journalism, academic research, and developing sought-after IP based on historical narratives, RJ is an entrepreneurial producer with an eye for great material and a track record bringing important stories to life. RJ produced the documentary No Safe Spaces which was one of 2019's highest grossing docs of the year and has previously produced live events which have sold over 750,000 tickets. He has also managed social media & PR for A-list talent and well-known cultural personalities including Dennis Prager. He produced the Babylon Bee's first-ever live comedy event in Dallas in 2023, produced the digital series on free market economics "No Free Lunch" distributed by National Review Online and recently wrapped production on a feature documentary for Blaze Media.

Isaiah Smallman: Isaiah is an accomplished producer, writer, and director with films that have played major festivals such as Sundance (Dayveon in 2017 and Never Goin Back in 2018), SXSW (Hunter Gatherer in 2016), Tribeca and Berlin and sold to distributors like Netflix, Amazon, and A24. In 2021, Isaiah sold Rollers, his first feature as a director, to Level 33 Entertainment. He is currently finishing post-production on a feature documentary about his experiences growing up as a missionary kid in a struggling neighborhood of west Baltimore called Sandtown. Isaiah previously founded and built a successful creative agency with major brand clients including Nike, Home Depot, Dick's Sporting Goods, and Disney. He also serves as a key strategic & creative partner for international venture firm, Akili Ventures, which focuses on media investment in emerging markets with a focus on Africa.

**Employees of the Company**

The Company currently has 3 full-time employees.

**Description of Issuers' Securities**

| Class of Security | Securities Authorized | Securities Outstanding | Voting Rights | Other Rights |
| --- | --- | --- | --- | --- |
| Common Stock | 80,000,000 | 60,000,000 | Yes | Right to appoint seats to the |

| | | | | Board of Directors |
|---|---|---|---|---|
| Series CF Preferred Stock | 60,000,000 | 7,460,335 | No | Preferred return of 120% before Common Stock distributions |

For a complete description of our capital stock, you should refer to our Certificate of Incorporation and the applicable provisions of Delaware law.

**Principal Security Holders**

| Name of Security Holder | No. and Class of Securities Held | % of Voting Power |
|---|---|---|
| Root Cause LLC* | 60,000,000 shares of Common Stock | 100% |

*David Jacobson is the sole owner of Root Cause LLC

**Financial History of the Company**

Please see the attached reviewed financial statements for the Company.

**Exempt offerings the issuer has conducted within the past three years:**

The issuer conducted an offering in reliance on Section 4(a)(6) of the Securities Act (Regulation CF) beginning on September 12, 2023, and ending on October 3, 2023, through which it issued 7,460,335 shares of Series CF Preferred Stock. The proceeds were used for production of Season 1 of the Series.

**Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding:**

The issuer previously failed to file a timely Form C-A/R within the first 120 days after the end of the December 31, 2023, reporting period. This Form C-A/R is intended to remedy that failure.